                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                               NEXTHEALTH, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  65333 G 105
                                (CUSIP Number)

                               February 27, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [_]  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1)    Names of Reporting Persons S.S. or I.R.S. Identification No. of Above
      Person

            Robert H. McKee, Trustee, RH McKee Trust, Under Agreement dated April 2, 1990

--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)  [_]
                                                                     (b)  [_]

--------------------------------------------------------------------------------
3)    SEC use Only


--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization

            United States

--------------------------------------------------------------------------------

                (5) Sole Voting Power
Number of
                      959,150
Shares          ---------------------------------------------------------------

Beneficially    (6) Shared Voting Power

Owned by              N/A
                ---------------------------------------------------------------
Each
                (7) Sole Dispositive Power
Reporting
                      959,150
Person          ---------------------------------------------------------------

With            (8) Shared Dispositive Power

                      N/A
                ---------------------------------------------------------------

9)    Aggregate Amount Beneficial Owned by Each Reporting Person

            959,150

------------------------------------------------------------------------------

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                          [_]

-------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row 9

            11.28%
-------------------------------------------------------------------------------

12)   Type of Reporting Person*

            IN
-------------------------------------------------------------------------------

                     *See Instructions Before Filling Out!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1(a).  Name of Issuer

            NextHealth, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            16500 North Lago Del Oro Parkway
            Tucson, Arizona  85737

Item 2(a).  Name of Person Filing:

            Robert H. McKee, Trustee, RH McKee Trust, Under Agreement dated April 2, 1990

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            24 Biltmore Estates
            Phoenix, Arizona  85016

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class or Securities:

            Common Stock

Item 2(e).  CUSIP Number

            65333 G 105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

            Not Applicable.

            If this statement is filed pursuant to Section 240.13d-1(c),
            check this box.     [X]

Item 4.     Ownership as of February 27, 1998.

            (a)   Amount beneficially owned:

                  959,150 shares

            (b)   Percent of Class:

                  11.28%

            (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  959,150 shares

            (ii)  shares power to vote or to direct the vote:

                  Not Applicable

            (iii) sole power to dispose or to direct the disposition of:

                  959,150 shares

            (iv)  shared power to dispose or to direct the disposition of:

                  Not Applicable

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification

            (a)   Not Applicable.

            (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 1998
Date

ROBERT H. MCKEE, TRUSTEE, RH MCKEE TRUST, UNDER AGREEMENT DATED APRIL 2, 1990

/s/ Robert H. McKee, Trustee
----------------------------
Robert H. McKee, Trustee